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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
October 7, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Green Infrastructure ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2022, with such revisions as discussed in the Trust’s response letter dated August 30, 2022 (“First Response Letter”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.
With respect to the first and second paragraph under the “Summary Information—Principal Investment Strategies” section, please briefly disclose additional information about how the Fund is rebalanced, reconstituted, and weighted.

Response 1.	The disclosure has been revised accordingly.

Comment 2.
With respect to the third sentence in the first paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify what each of the green infrastructure sub-themes is or how the Fund defines them. Please also clarify how such activities relate to green infrastructure activities.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	With respect to the first sentence of the second paragraph under the “Summary Information—Principal Investment Strategies” section, please clarify what “green energy companies” includes.

Response 3.	The disclosure has been revised accordingly.

Comment 4.
With respect to the second sentence of the last paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.” Please make the same change throughout the Registration Statement.

Response 4.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of its underlying index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the index constituents trade.

Comment 5.	With respect to the “Summary Information—Principal Risks of Investing in the Fund” section, please confirm and remove brackets around the sector-specific risk disclosures.

Response 5.	The disclosure has been revised accordingly.

Comment 6.
With respect to the second sentence in the “Principal Risks of Investing in the Fund—Authorized Participant Concentration Risk” disclosure, please add that this can be reflected as a spread between the bid-ask prices for the Fund quoted during the day.

Response 6.	The disclosure has been revised accordingly.

Comment 7.
In the “Principal Risks of Investing in the Fund—Concentration Risk” section, please change “may” to “will” in the sentence, “[t]he Fund’s assets may be concentrated in a particular sector or sectors or industry or group of industries to the extent the Index concentrates in a particular sector or sectors or industry or group of industries.”

Response 7.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 8.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Accordingly, please describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 8.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 9.
With respect to the “Additional Information About The Fund’s Investment Strategies and Risks” section, please disclose each of the following in the disclosure responsive to Item 9 of Form N-1A: (a) the Fund’s policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and that such policy may not be changed without 60 days’ written notice to shareholders, (b) any policy to concentrate in securities of issuers in a particular industry or groups of industries, and (c) the Fund’s diversification status.

Response 9.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 10.
With respect to the second sentence of the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non- Principal Investment Strategies” section, please change “may count” to “will count.”

Response 10.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Comment 11.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please revise as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, except that the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund tracks concentrates in an industry or group of industries. These limits do not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. (Emphasis added).

Response 11.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 12.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please note that a fund and its advisor may not ignore the investments of affiliated and unaffiliated investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies to the extent such information is available when determining the Fund’s compliance with its concentration policy.

Response 12.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 13.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 13.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

DECLARATION OF TRUST

Comment 14.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 14.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 15.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 15.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 16.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 16.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai